SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X    Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __  No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______)

Table of contents

•	Eni signs agreement for KKR to enter Enilive’s share capital

•	Eni’s Board of Directors - Approval of the second tranche of the provision in place of 2024 dividend: € 0.25 per share

•	Eni: results for the third quarter and nine months of 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

____________________	/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate
Secretary’s Staff Office

Date: October 25, 2024

Eni signs agreement for KKR to enter Enilive’s share capital

San Donato Milanese (MI), 24 October 2024 – Eni and KKR have signed an agreement under which KKR will take a 25% stake in Enilive’s share capital, for a total agreed consideration of €2.938 billion. The transaction will be funded through: 1) the subscription of a capital increase in Enilive reserved to KKR amounting to €500 million; 2) the purchase of Enilive’s shares from Eni for a value of €2.438 billion, corresponding to a post-money valuation of € 11.75 billion of Equity Value for 100% of Enilive's share capital.

Furthermore, according to the agreement, Eni will undertake a capital increase in Enilive of €500 million prior to the completion of the transaction to set a debt-free company.

The transaction brings together Eni’s proven ability to develop high-growth energy businesses and KKR’s expertise as a long-term investor with a strong track record in the energy and infrastructure sectors, further contributing to the growth of Enilive.

Moreover, the investment enhances Eni’s capital structure, reducing its net financial position while ensuring that Eni retains consolidation and control of Enilive. The transaction represents a significant development of Eni’s satellite model, aimed at creating the conditions for independent growth of high potential businesses, granting the access to new pools of aligned capital and providing visibility into their fair market value. The transaction also confirms the effectiveness of Enilive’s distinctive integrated model and strengthens at the same time its financial structure.

Eni Ceo, Claudio Descalzi, commented: “This agreement marks a significant further step in our business strategy related to the energy transition. Enilive, alongside Plenitude, is central to our commitment to providing decarbonized energy solutions and progressively reducing emissions from the end use of our products. Both companies have attracted significant interest from leading international partners and achieved high market valuations, which indicates that our approach to the energy transition is appreciated. We believe that the right path to successfully address the transition entails the creation of low or zero-carbon businesses that respond to a real and existing demand for energy products and that grow independently thanks to the success of their business models and products. With KKR’s support, Enilive is poised to capitalize on its ambitious growth plans and continue delivering real, scalable energy transition solutions.”.

Closing of the transaction is subject to customary approvals provided by law.

Notes to Editors

Enilive is Eni's company dedicated to biorefining, biomethane production, smart mobility solutions including Enjoy car sharing, and the distribution of all energy carriers for mobility, through its more than 5,000 Enilive Stations in Europe, where there is a wide range of products including HVOlution biogenic fuel (100% Hydrogenated Vegetable Oil), bio-LPG and biomethane. And where several services are also available to support people on the move, including electric recharging and food services such as Eni Café (the largest cafe chain in Italy) and ALT Stazione del Gusto, a new project in partnership with Accademia Niko Romito. Enilive aims to provide progressively decarbonized services and products for the energy transition, contributing to Eni's goal of achieving carbon neutrality by 2050 also through industrial assets that include the Venice and Gela biorefineries, in Italy; the St. Bernard Renewables LLC (50% joint venture with PBF Energy) in Louisiana (United States of America); numerous biogas plants being converted to biomethane production in Italy, as well as new projects: in Livorno, where the third Enilive biorefinery in Italy is under construction, in Malaysia and in South Korea. Enilive plans to increase its biorefining capacity to over 5 million tonnes/year by 2030.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors

Approval of the second tranche of the provision in place of 2024 dividend: € 0.25 per share

San Donato Milanese, 24 October 2024 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the second of the four tranches of the provision in place of the 2024 dividend from Eni S.p.A. available reserves1 of € 0.25 (compared to a total annual provision, in place of the dividend, equal to € 1.00) per share outstanding at the ex-dividend date as of 18 November 20242, payable on 20 November 20243, as resolved by the Shareholders’ Meeting of 15 May 2024.

Holders of ADRs, outstanding at the record date of 19 November 2024, will receive € 0.50 per ADR, payable on 6 December 20244, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 48.

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 19 November 2024 (record date).

4 On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

Eni: results for the third quarter and nine months of 2024

•	Resilient financial performance, despite weaker trading environment, reflecting strength of our business model

•	Significant strategic progress in delivering targeted growth across the businesses

•	Satellite approach continues to evolve as KKR confirms €2.9 bln investment into Enilive; new UK E&P satellite created with Ithaca Energy

•	Portfolio plan ahead of schedule in timing and value secured

•	Competitive shareholder returns: further raising 2024 share buyback to €2 bln

San Donato Milanese, October 25, 2024 - Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the third quarter and nine months of 2024. Eni CEO Claudio Descalzi said:

“In Q3, by delivering a performance ahead of expectations, we have again demonstrated the resilience of our business model thanks to our increasingly advantaged asset portfolio, stringent cost and capital discipline and strategic focus on growth and value creation. We delivered an excellent cash flow and profitability performance in a less supportive trading environment. Importantly, we maintained leverage at 22%, whilst also speeding up our buyback plans.

We continue to make clear strategic progress across our portfolio. We have increased our upstream production alongside investing for the next phase of growth, including gaining approval for the plan of development on our large Indonesian projects. Our satellite strategy continues to evolve and we are delighted to confirm the €2.9 bln investment by KKR into Enilive, which builds on the transaction concluded at Plenitude earlier in the year and demonstrates our ability to attract investment, confirming the value we are delivering. The creation of our new UK E&P satellite with Ithaca Energy is the next step to support our growth. We remain committed to supporting the energy transition: during the quarter, we advanced two milestone CCS projects of Ravenna in Italy and HyNet in the UK while Plenitude continues to grow renewable capacity and we are now active in building three new biorefineries in Italy, South Korea and Malaysia.

Alongside financial and project delivery we remain focused on portfolio high-grading, highlighting value and maintaining a robust balance sheet. In Upstream we continue our divestment programme and are also in the final stages of evaluating options to monetize recent material discoveries via our dual exploration model. Finally, we are committed to delivering competitive shareholder returns and reflecting our results, strategic progress and the prospects of significant balance sheet de-leveraging, we are pleased to announce an additional increase in the 2024 share buyback to €2 bln.”

Key operating and financial results

Q2			Q3			Nine months
2024			2024	2023	% Ch.	2024	2023	% Ch.
1,712	Hydrocarbon production	kboe/d	1,661	1,635	2	1,704	1,637	4
3.1	Installed capacity from renewables at period end	GW	3.1	2.5	24	3.1	2.5	24
4,107	Proforma adjusted EBIT (a)	€ million	3,400	3,953	(14)	11,623	14,054	(17)
3,185	subsidiaries		2,442	3,014	(19)	8,654	11,036	(22)
922	main JV/Associates (b)		958	939	2	2,969	3,018	(2)
	Proforma adjusted EBIT (by segment) (a)
3,532	E&P		3,213	3,397	(5)	10,065	10,028	0
334	Global Gas & LNG Portfolio (GGP)		253	153	65	912	2,716	(66)
269	Enilive and Plenitude		317	466	(32)	1,006	1,071	(6)
(102)	Refining, Chemicals and Power		(129)	274	..	(187)	488	..
74	Corporate, other activities and consolidation adjustments		(254)	(337)		(173)	(249)
3,418	Adjusted net profit before taxes (a)		2,656	3,265	(19)	9,200	11,919	(23)
1,519	Adjusted net profit (loss) (a)(c)		1,271	1,818	(30)	4,372	6,660	(34)
661	Net profit (loss) (c)		522	1,916	(73)	2,394	4,598	(48)
3,907	Cash flow from operations before changes in working capital at replacement cost (a)		2,898	3,369	(14)	10,701	12,892	(17)
4,571	Net cash from operations		2,997	3,519	(15)	9,472	10,944	(13)
2,126	Organic capital expenditure (d)		1,995	1,916	4	6,111	6,727	(9)
12,113	Net borrowings before lease liabilities ex IFRS 16		11,627	8,679		11,627	8,679
55,219	Shareholders' equity including non-controlling interest		53,478	57,284		53,478	57,284
0.22	Leverage before lease liabilities ex IFRS 16		0.22	0.15		0.22	0.15

(a) Non-GAAP measures. For further information see the paragraph "Non-GAAP measures" on pages 19 and subsequent.

(b) The main JV/associates are listed in the "Reconciliation of Group proforma adjusted EBIT" on page 25.

(c) Attributable to Eni's shareholders.

(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Strategic and financial highlights

Continued delivery of our strategy of valuable growth and portfolio upgrading. Several important milestones achieved to unlock future growth.

•	Started in Italy, off Sicily, the Argo-Cassiopea gas development, the largest in years, expected to reach a peak production of 1.5 bcm and featuring net zero scope 1&2 emissions.

•	Approval by Indonesian authorities of the PoD for the Northern Hub development that includes the Geng North discovery, and the Ganal PSC fields development that materially extends the production plateau of Jangkrik, the Southern hub.

•	With the launch of two new floating vessels, the Baleine Phase 2 project offshore Cote d’Ivoire is on track to commence operations by end ‘24 as scheduled, in line with our fast-track approach, and complementing the success of Phase 1.

•	Closed the divestiture of Nigerian onshore assets.

•	Finalized the combination of our UK oil&gas assets with Ithaca Energy to create a new geographically-focused satellite in line with the successes of Vår Energi in Norway and Azule in Angola.

•	FID taken to build a biorefinery in Malaysia with our joint venture partners Petronas and Euglena, with 650 ktons/y of advanced processing capacity. Works for converting Livorno into a biorefinery expected to begin shortly.

•	Eni finalized its transformation, decarbonization and relaunch plan for its chemicals business first announced in March. Eni will invest in the development of new chemicals platforms in high value downstream activities such as renewables, circular and specialized products while reducing exposure to basic chemicals, thereby recovering profitability and supporting a positive impact on employment.

•	First CO2 injection at our flagship Ravenna CCS project offshore Italy. UK Government Funding secured for the Liverpool Bay Transport and Storage Project, a key milestone in the development of the HyNet CCS project.

•	A new organizational set-up focused on 3 new business structures has been set-up to unlock the value of Eni’s satellites and complete Eni’s transformation leveraging our operational excellence and high-quality assets[1]: i) “Chief Transition & Financial Officer” focused on maximizing the value of our transition-related businesses; ii) “Global Natural Resources” designated to fully capture the value across the oil & gas value chain and to monetize our traditional assets; iii) “Industrial Transformation” designated to accelerate the restructuring of our chemicals and downstream businesses.

Disciplined capital management to support deleveraging. Commitment to delivering competitive shareholder returns with buyback increased in 2024.

•	Confirming investment by KKR into Enilive for a total €2.9 bln.

•	Continued exploration success has created a number of material options for early monetization and realization of value.

•	Better than expected progress in portfolio enabled the acceleration of the share buyback program in Q3 ‘24, raising the ’24 buyback to €2 bln from €1.6 bln in Q2 ‘24 to reflect the prospect of significantly lower balance sheet leverage.

Resilient results driven by effective strategy execution and financial discipline despite lower Brent prices, EUR strength, and weaker margins for refining and chemical products.

•	In Q3 ’24 delivered Group proforma adjusted EBIT of €3.4 bln and adjusted net profit of €1.3 bln. In Q3 ’24 adjusted cash flow of €2.9 bln was underpinned by continuing progress in implementing our strategy, new project contributions, growth at the businesses related to the transition, and a focus on costs and financial discipline.

•	Q3 ’24 E&P proforma adjusted EBIT of €3.2 bln was helped by the ramp-up of higher value barrels at new projects, strong execution, and cost control. It came despite weaker Brent prices and Euro appreciation impacting both y-o-y and sequential comparisons (down 5% and 9%, respectively). Q3 production was resilient (up 2% y-o-y) notwithstanding a sequential decline (down 3% q-o-q) due to the impact of maintenance on a larger North Sea base, hurricane effects in the GoM, divestments and lower activity in Libya.

•	Q3 ’24 GGP proforma adjusted EBIT of €0.25 bln was up 65% y-o-y, optimizing the gas and LNG portfolio.

•	Enilive proforma adjusted EBIT of €0.18 bln was helped by the marketing performance and partly offset by lower biofuels margins. In Q3 ’24 Plenitude earned a proforma adjusted EBIT of €0.13 bln, slightly down y-o-y, reflecting a typical return to normal seasonality and the decrease in gas sales as per market demand dynamics.

•	Refining proforma adjusted EBIT was €0.03 bln, down both y-o-y and sequentially as the scenario deteriorated markedly (the SERM was down by over 80% in the quarter). The Chemicals again incurred a loss (€0.2 bln) due to continued industry headwinds: subdued demand, competitive pressure and the comparatively higher energy costs of operating in Europe.

•	€10.7 bln of operating cash flow delivered in the nine months, largely covering the organic capex funding needs of €6.1 bln. Organic free funds “FCF” of €4.6 bln have been used to fuel shareholders cash returns of €3.4 bln and together with around €1.7 bln of disposals enabled the Company to maintain net borrowings to €12 bln, including the Neptune acquisition. This left Group leverage at 0.22, in line with Q2 ‘24 and well within the 0.15-0.25 guided range for 2024-27.

1 Following Board’s approval of Eni’s new organizational structure, the Company expects to revise its segment information for financial reporting purposes starting from Q4 2024. Changes to reportable segments are expected to be immaterial.

Outlook 2024

E&P results expected to meet expectations, with upside to GGP performance. Transition satellites performing well despite weaker market environment. Underlying financial performance seen as better than previous in a constant environment

•	E&P: full-year hydrocarbon production is expected at around 1.70 mln boe/d at the forecast average Brent price of 83 $/bbl.

•	GGP: expectation of proforma adjusted EBIT for the full year is raised to around €1.1 bln.

•	Enilive and Plenitude:

- confirmed proforma adjusted EBITDA of approximately €1 bln for each segment despite a lower market environment.

- Installed renewable capacity to reach 4 GW by 2024 year-end (+30% vs the previous year).

Reaffirmed FY Group consolidated results expectations, net of scenario effects, and capex plan guidance

•	Group consolidated results based on the Eni scenario[2]: Accounting for a revised Brent scenario of 83 $/bbl (as well as other variables (weaker USD, SERM, etc.) the management is now expecting the FY Group proforma adjusted EBIT and the adjusted CFFO before working capital at €14 bln and €13.5 bln, respectively.

•	Organic Capex projected at below €9 bln for the full year. On a proforma basis, capex net of proceeds from disposals is continued to be seen at below €6 bln.

Shareholder Returns: 2024 buyback increased by €0.4 bln. Interim dividend confirmed, up 6% on 2023

•	Next quarterly dividend: following Shareholders' approval of a dividend of €1 per share for fiscal year 2024, a 6% increase over 2023, the second quarterly instalment of €0.25 per share is due to be paid on November 20, 2024, with November 18, 2024 being the ex-dividend date, as resolved by the Board of Directors yesterday.

•	In consideration of the disposal plan progressing ahead of our initial plan, we confirm to further raise the 2024 share buyback. The 2024 buyback is now expected to be €2 bln, a 25% increase on the previous guidance of €1.6 bln and more than 80% higher than the original plan for the year. This will bring total distribution to around 38% of CFFO[3].

Accelerated deleveraging supported by faster pace in disposal plan

•	Leverage expected at year end on a proforma basis, considering the portfolio actions agreed but not closed, is expected to be towards the lower end of a possible 15%-20% range.

•	The Group disposal plan is proceeding faster than expected with excellent visibility of almost all the €8 bln net disposal proceeds over the four-year plan.

The above-described outlook is a forward-looking statement based on information to date and management’s judgement and is subject to the potential risks and uncertainties of the scenario (see our disclaimer on page 18).

2 Updated 2024 Scenario is: Brent 83 $/bbl (previously $86/bbl); SERM 4.7 $/bbl from 6.8 $/bbl; PSV 35 €/MWh (vs 33 €/MWh) and average EUR/USD exchange rate at 1.085 (vs 1.075).

3 On an adjusted basis, before working capital changes.

Business segments: operating and financial results

Exploration & Production

Production and prices

Q2			Q3			Nine months
2024			2024	2023	% Ch.	2024	2023	% Ch.
84.94	Brent dated	$/bbl	80.18	86.76	(8)	82.79	82.14	1
1.077	Average EUR/USD exchange rate		1.098	1.088	1	1.087	1.083
1,712	Hydrocarbons production	kboe/d	1,661	1,635	2	1,704	1,637	4
777	Liquids	kbbl/d	775	758	2	783	765	2
4,888	Natural gas	mmcf/d	4,638	4,590	1	4,821	4,563	6
57.03	Average realizations (a)	$/boe	55.95	57.20	(2)	55.74	55.79
77.25	Liquids	$/bbl	73.88	79.13	(7)	75.27	73.91	2
7.26	Natural gas	$/kcf	7.34	6.79	8	7.21	7.30	(1)

(a) Prices related to consolidated subsidiaries.

~~•~~	In Q3 ’24, hydrocarbon production averaged 1.66 mln boe/d (1.7 mln boe/d in the nine months ’24), up 2% compared to Q3 ’23 (up 4% vs. the nine months ’23). The increase was driven by the Neptune acquisition (about 120 kboe/d) and continuing production ramp-ups at the Baleine project in Côte d'Ivoire and the Coral project in Mozambique as well as higher volumes in Indonesia and Libya. Those additions were partly offset by mature fields decline and divestments.
•	Liquids production was 775 kbbl/d in Q3 ’24 up 2% compared to Q3 ’23 (783 kbbl/d in the nine months ’24, up 2% vs. the nine months ’23), mainly due to the Neptune acquisition and growth in Côte d'Ivoire. These increases were partly offset by mature fields decline and divestments.
•	Natural gas production was 4,638 mmcf/d in Q3 ’24, up 1% compared to Q3 ’23 (4,821 mmcf/d in the nine months ’24, up 6% vs. the nine months ’23), mainly due to the Neptune acquisition, the ramp-up of the Coral Floating LNG project, as well as higher contribution from Libya and Indonesia, offset by mature fields decline and divestments.
•	Liquids price realizations trended broadly in line with benchmarks. Natural gas price realizations reflected the price exposure of the production portfolio, where about 32% of volumes is indexed to the price of crude oil, higher than the share of production linked to European hub pricing (18%). The remainder of E&P produced gas volumes is sold at fixed prices.

Results

Q2		Q3			Nine months
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
3,532	Proforma adjusted EBIT	3,213	3,397	(5)	10,065	10,028
893	of which: main JV/Associates	933	777	20	2,818	2,525	12
1,345	Operating profit (loss) of subsidiaries	2,215	2,542	(13)	5,779	7,086	(18)
1,294	Exclusion of special items	65	78		1,468	417
2,639	Adjusted operating profit (loss) of subsidiaries	2,280	2,620	(13)	7,247	7,503	(3)
2,884	Adjusted profit (loss) before taxes	2,503	2,770	(10)	7,867	8,188	(4)
55.7	tax rate (%)	50.1	44.8		53.5	50.0
1,278	Adjusted net profit (loss)	1,248	1,529	(18)	3,656	4,093	(11)
115	Exploration expenses:	113	128	(12)	299	356	(16)
40	prospecting, geological and geophysical expenses	54	46		135	165
75	write-off of unsuccessful wells	59	82		164	191
1,320	Capital expenditure	1,384	1,425	(3)	4,269	5,324	(20)

•	In Q3 ’24, Exploration & Production reported a proforma adjusted EBIT of €3,213 mln, down by 5% versus Q3 ’23 due to lower realizations affected by a decrease in crude oil prices in USD (the marker Brent was down by 8% in the quarter) partly offset by higher natural gas realizations (up 8%), as well as production growth and efficiency gains. In the nine months ’24, proforma adjusted EBIT was €10,065 mln in line compared to the nine months ’23.

•	In Q3 ’24, the segment reported an adjusted net profit of €1,248 mln, decreasing by 18% compared to Q3 ’23 mainly due to lower underlying performance partly offset by higher contributions from JVs and associates. Adjusted net profit was €3,656 mln in the nine months ’24, a decrease of 11% y-o-y.

•	In Q3 ’24 the tax rate was around 50% increasing by 5 percentage points compared to the same period of 2023 (up by around 4 percentage points in the nine months ’24). The ’24 E&P tax rate is reflecting the current mix of geographies driven by the higher relative weight of countries with above average rates and higher non-deductible expenses.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	More than 1 bln boe of discovered resources in the first nine months ‘24 due to significant upside in Indonesia, the major discovery of Calao in Côte d'Ivoire, appraisal activity performed at the Cronos well in Cyprus and an oil and associated gas discovery in Mexico.

•	In August, started gas production at the Argo Cassiopea field, the most important gas development project in Italy. The gas is being transported through a 60 km subsea pipeline to the Gela processing plant, linked to the national grid. Peak annual production is expected at 1.5 bcm.

•	In August, finalized the sale of wholly-owned subsidiary Nigerian Agip Oil Company (NAOC) engaged in onshore oil&gas exploration and production in Nigeria to the local company Oando. The transaction is in line with Eni’s strategy of upgrading and rationalizing the upstream portfolio.

The 5% participating interest in SPDC (Shell Production Development Company Joint Venture) is not included in the transaction, as it will be retained in Eni’s portfolio. Eni will continue to be present in the Country through investment in deepwater projects and Nigeria LNG, while also exploring new opportunities related to agri-feedstock sector.

•	In August, the Indonesian authorities approved the Plan of Development (PoD) of the Geng North (North Ganal PSC) and Gehem (Rapak PSC) fields. The integrated development of the two fields will create a new production hub, called Northern Hub, in the Kutei Basin. The Indonesian authorities have also approved the PoD for Gendalo & Gandang fields (Ganal PSC). Additionally, Eni has been awarded by the Indonesian authorities a 20-year extension of the IDD licences named Ganal and Rapak.

•	In September, Eni and Snam started CO2 injection in a depleted reservoir as part of the Ravenna CCS Phase 1 project in the Adriatic Sea. Ravenna CCS is the first project on the capture, transport and permanent storage of CO₂ in Italy.

•	In October, completed the combination of the upstream assets in the UK, excluding East Irish Sea assets and CCUS activities, with Ithaca Energy plc. The combination is funded through the issue to Eni UK of such number of new ordinary shares that represents approximately 38.7% of the share capital of Ithaca post transaction.

•	In October, the UK Government granted public funds in relation to the Liverpool Bay CO2 transport and storage (T&S) project. The funding includes investment for Track 1 industrial emitters and is a key milestone towards the execution phase of HyNet, which will unlock significant investment in the area.

Global Gas & LNG Portfolio

Sales

Q2			Q3			Nine months
2024			2024	2023	% Ch.	2024	2023	% Ch.
33	Spot Gas price at Italian PSV	€/MWh	38	34	13	34	43	(21)
32	TTF		35	33	7	31	41	(23)
2	Spread PSV vs. TTF		3	1	..	2	2
	Natural gas sales	bcm
4.95	Italy		5.09	4.99	2	17.73	17.82	(1)
3.91	Rest of Europe		4.92	5.32	(8)	15.62	17.34	(10)
0.37	Importers in Italy		0.16	0.45	(64)	0.95	1.69	(44)
3.54	European markets		4.76	4.87	(2)	14.67	15.65	(6)
0.52	Rest of World		0.78	0.60	30	2.27	1.74	30
9.38	Worldwide gas sales (a)		10.79	10.91	(1)	35.62	36.90	(3)
2.20	LNG sales		2.2	2.0	10	7.1	7.2	(1)

(a) Data include intercompany sales.

•	In Q3 ’24, natural gas sales were 10.79 bcm, barely unchanged from the comparative period (down 1%) as result of reduced volumes sold to importers and in the European markets, balanced by higher sales in Italy and the Rest of World. In Italy sales increased by 2% vs. Q3 ‘23, particularly in wholesalers segment. In the European markets, gas volumes decreased by 2% as consequence of lower sales in France, the UK and Benelux, offset by higher sales in Germany. In the nine months ’24, natural gas sales amounted to 35.62 bcm, down 3% vs. the nine months ‘23, mainly due to lower volumes sold to importers and to lower gas volumes marketed in the European markets (down 6% vs. the nine months ’23). In Italy gas sales were substantially in line vs. the comparative period (down 1% vs. the nine months ’23).

Results

Q2		Q3			Nine months
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
334	Proforma adjusted EBIT	253	153	65	912	2,716	(66)
(9)	of which: main JV/Associates	8	42	(81)	31	146	(79)
(572)	Operating profit (loss) of subsidiaries	(112)	324	..	(794)	1,138	..
915	Exclusion of special items	357	(213)		1,675	1,432
343	Adjusted operating profit (loss) of subsidiaries	245	111	..	881	2,570	(66)
360	Adjusted profit (loss) before taxes	253	117	..	912	2,605	(65)
48.6	tax rate (%)	42.3	35.9		41.3	27.8
185	Adjusted net profit (loss)	146	75	95	535	1,882	(72)
4	Capital expenditure	10	4	150	15	10	50

•	In Q3 ’24, the Global Gas & LNG Portfolio segment achieved a proforma adjusted Ebit of €253 mln, including the operating margin of the equity accounted entity SeaCorridor. Compared to the same period of 2023, the result was up by 65% due to a more favorable trading environment and the positive outcome of a negotiation/settlement. In the nine months ’24, proforma adjusted Ebit amounted to €912 mln and was down by 66% y-o-y, which benefitted by one-off effects linked to the outcomes of negotiations/settlements and by an extraordinarily favorable trading environment.

•	The Q3 ’24 Ebit of subsidiaries benefitted from a reclassification to income taxes of certain operating items settled by the JV SeaCorridor on behalf of the shipper and comprised into the transport tariff.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In October, Eni signed a charter agreement for the LNG bunker vessel Avenir Aspiration with Avenir LNG Limited with a view of expanding Eni’s activities in the small-scale LNG bunkering market in the Mediterranean Sea, in line with Eni’s strategy to market its growing LNG portfolio and promote more environmentally sustainable fuels.

•	In October, Eni signed a Memorandum of Cooperation with Japan Organization for Metals and Energy Security with the aim of promoting the role of gas and LNG in the energy transition pathway, including LNG supply opportunities by Eni to Japan and the support of Japanese financial institutions to the Coral North project in Mozambique.

Enilive and Plenitude

Production and sales

Q2			Q3			Nine months
2024			2024	2023	% Ch.	2024	2023	% Ch.
	Enilive
328	Bio throughputs	ktonnes	277	325	(15)	952	602	58
88	Average bio refineries utilization rate (a)%		74	87		85	72
6.36	Total Enilive sales	mmtonnes	6.11	6.22	(2)	17.93	17.11	5
1.90	Retail sales		2.07	2.01	3	5.75	5.65	2
1.34	of which: Italy		1.43	1.42	1	4.03	4.00	1
3.79	Wholesales sales (b)		3.44	3.44		10.40	9.44	10
2.87	of which: Italy		2.64	2.67	(1)	7.98	7.40	8
0.67	Other sales		0.60	0.77	(22)	1.78	2.02	(12)
21.0	Retail market share in Italy	%	21.0	21.6		21.1	21.3
	Plenitude
10.1	Retail and business customers at period end	mln pod	10.0	10.1	(1)	10.0	10.1	(1)
0.73	Retail and business gas sales to end customers	bcm	0.49	0.53	(8)	3.78	4.32	(13)
4.14	Retail and business power sales to end customers	TWh	4.88	4.57	7	13.66	13.38	2
3.1	Installed capacity from renewables at period end	GW	3.1	2.5	24	3.1	2.5	24
1.2	Energy production from renewable sources	TWh	1.2	1.0	20	3.5	3.0	17
20.4	EV charging points at period end	thousand	21.0	17.5	20	21.0	17.5	20

(a) Redetermined based on the effective biorefinery capacity.
(b) Starting from 2024, following the business reorganization, the wholesale volumes include sales through bunkering, sales to oil companies and chemicals. The comparative periods have been appropriately restated.

Enilive

•	In Q3 ’24, bio throughputs were 277 ktonnes, representing a reduction of 15% compared to the same period of 2023. Throughputs were affected by lower volumes processed at the Venice and Chalmette biorefineries following planned maintenance shutdowns. In the nine months ‘24, bio throughputs increased by 58% compared to the same period of 2023, thanks to the contribution of Chalmette refinery.

•	In Q3 ’24, retail sales were 2.07 mmtonnes, an increase of 3% y-o-y, due to higher sales mainly outside Italy of gasoline and HVO, offset by lower sales of gasoil. Sales in Italy were barely unchanged. In the nine months ‘24, retail sales amounted to 5.75 mmtonnes, an increase of 2% vs. the nine months ‘23.

•	In Q3 ’24, wholesale sales were 3.44 mmtonnes, in line compared to the same period of 2023. Positive performance was recorded in the nine months ‘24 at 10.40 mmtonnes: up 10% vs. the nine months ‘23 due to higher sales of jet fuel mainly in Italy.

Plenitude

•	As of September 30, 2024, retail and business customers were 10 mln (gas and electricity), with a slight decrease compared to September 30, 2023, due to lower gas customers, partially offset by the increase in the power customer base.

•	Retail and business gas sales to end customers amounted to 0.49 bcm in Q3 ’24, down by 8% compared to the same period in 2023, mainly impacted by lower consumptions. In the nine months ‘24, gas sales of 3.78 bcm, decreased by 13% vs. the comparative period, due to the same driver as for the quarter.

•	Retail and business power sales to end customers were 4.88 TWh in Q3 ’24, increasing by 7% compared to Q3 ’23. In the nine months ’24 power sales amounted to 13.66 TWh, a slight increase vs the nine months ’23.

•	As of September 30, 2024, the installed capacity from renewables was 3.1 GW, up by approximately 0.6 GW compared to September 30, 2023, mainly thanks to the acquisitions in the USA, as well as to the organic development in Italy, Spain and in the UK.

•	Energy production from renewable sources was 1.2 TWh in Q3 ’24, up by 20% year-on-year, mainly thanks to the contribution from acquired assets in operation and the start-up of organic projects partially offset by adverse natural events in Texas (3.5 TWh in the nine months ’24, +17% vs the comparative period).

•	EV charging points as of September 30, 2024, amounted to 21 thousand, up by 20% compared to 17.5 thousand as of September 30, 2023, thanks to the network development.

Results

Q2		Q3			Nine months
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
463	Proforma adjusted EBITDA	506	643	(21)	1,565	1,574	(1)
200	Enilive	262	359	(27)	712	821	(13)
263	Plenitude	244	284	(14)	853	753	13
269	Proforma adjusted EBIT	317	466	(32)	1,006	1,071	(6)
120	Enilive	184	286	(36)	482	626	(23)
(11)	of which: main JV/Associates	(18)	15		(32)	15
149	Plenitude	133	180	(26)	524	445	18
539	Operating profit (loss) of subsidiaries	262	312	(16)	1,392	264	..
(255)	Exclusion of special items	74	139		(345)	792
284	Adjusted operating profit (loss) of subsidiaries	336	451	(25)	1,047	1,056	(1)
245	Adjusted profit (loss) before taxes	294	437	(33)	944	1,018	(7)
41.6	tax rate (%)	36.1	30.7		34.4	30.8
143	Adjusted net profit (loss)	188	303	(38)	619	704	(12)
397	Capital expenditure	288	205	40	890	572	56

•	In Q3 ’24 the Enilive business reported a proforma adjusted Ebit of €184 mln, down by 36% compared to the same period in 2023. The biofuels business was negatively affected by deteriorated margins, lowest values ever, due to oversupplies pressuring spot HVO prices in EU and lower RIN in North America (over 50% lower than Q3’23). Marketing positive results benefitted from higher performance of the retail business. In the nine months ’24, Enilive reported a proforma adjusted Ebit of €482 mln, compared to €626 mln in the nine months ’23.

Proforma adjusted Ebitda amounted to €262 mln, down by 27% vs Q3 ’23 (€359 mln); the guidance for the year is approximately €1 bln. In the nine months ’24 reported a proforma adjusted Ebitda of €712 mln, compared to €821 mln in the nine months ’23.

•	In Q3 ’24 Plenitude reported a proforma adjusted Ebit of €133 mln, down by 26% vs Q3 ’23, driven by a typical return to normal seasonality and the lower performance in the gas retail markets, balanced by the ramp-up in renewable installed capacity and related production volumes (in the nine months ’24 reported a proforma adjusted Ebit of €524 mln, a 18% increase compared to a proforma adjusted Ebit of €445 mln in the nine months ’23.

Proforma adjusted Ebitda amounted to €244 mln down by 14% vs Q3 ’23 (€284 mln). In the nine months ’24 reported a proforma adjusted Ebitda of €853 mln, compared to a proforma adjusted Ebitda of €753 mln in the nine months ’23, up by 13%.

Net debt in Plenitude, consolidated into the results of Eni, stood at €1.7 bln (€2.4 bln as of December 31, 2023).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In July, Plenitude completed the construction of a new onshore wind facility with a capacity of around 39 MW in Southern Italy. The plant is able to generate 84 GWh/y of electricity at capacity, equivalent to the annual consumption of more than 30,000 households.
•	In July, Enilive, Petronas and Euglena reached a final investment decision (FID) to build a biorefinery located in Malaysia. The construction of the biorefinery is expected to begin in the fourth quarter of ’24, and upon completion, will have the capacity to process about 650 ktonnes/y of raw materials to produce SAF, HVO, and bio-naphtha.
•	In July and August, Enilive signed agreements in Italy with Itabus to supply HVO diesel to a fleet of 100 buses for civilian transport, and with Poste Italiane for the supply of biofuels for ground vehicles and aircraft.
•	In August, Enilive and LG Chem reached the final investment decision (FID) to develop a biorefinery in South Korea with processing capacity of 400 ktons/y of feedstocks, leveraging on Eni's Ecofining™ technology. The construction of the biorefinery is expected to begin in the fourth quarter of 2024.
•	In August, Plenitude signed a 10-year Power Purchase Agreement (PPA) with Ferriera Valsabbia, an Italian steel company, for the supply of energy produced 100% from renewable sources. The agreement covers the entire output of a 15 MW wind facility in the portfolio of Plenitude.
•	In September, Enilive signed a Letter of Intent with Volotea operating in 15 Italian airports, for a long-term supply contract of SAF in the 2025-2030 period.
•	In September obtained the environmental authorization, necessary for the granting of the final permit from relevant Italian bodies to start construction works to build a new biorefinery at the Livorno hub.

•	In September, Green Volt project participated by Plenitude through Vårgrønn was selected as the only floating offshore wind to secure a contract in the UK's latest renewables allocation round (“AR6”) and is expected to become the world's largest floating offshore wind farm.
•	In October, in Spain, Plenitude started operations of the wind facility with installed capacity of about 13 MW able to generate 31 GWh/y and the construction works of a solar plant, with installed capacity of 220 MW to be completed by 2025.

Refining, Chemicals and Power

Production and sales

Q2			Q3			Nine months
2024			2024	2023	% Ch.	2024	2023	% Ch.
	Refining
6.4	Standard Eni Refining Margin (SERM) (a)	$/bbl	1.7	11.7	(85)	5.6	9.4	(40)
3.09	Throughputs in Italy on own account	mmtonnes	3.29	4.25	(23)	10.46	12.58	(17)
2.72	Throughputs in the rest of World on own account		2.68	2.82	(5)	7.71	7.89	(2)
5.81	Total throughputs on own account		5.97	7.07	(16)	18.17	20.47	(11)
74	Average refineries utilization rate	%	78	78		78	77
	Chemicals
0.76	Sales of chemical products	mmtonnes	0.81	0.76	6	2.43	2.34	4
44	Average plant utilization rate	%	52	50		52	53
	Power
4.18	Thermoelectric production	TWh	5.33	5.18	3	14.56	15.52	(6)
(a) From January 1, 2024, the benchmark refining margin has been calculated based on a new methodology which considers a revised industrial set-up in connection with the planned restructuring of the Livorno plant and implemented optimizations of utilities consumption, as well as current trends in crude supplies building in a slate of both high-sulfur and low-sulfur crudes.

Refining

•	In Q3 ’24, the Standard Eni Refining Margin averaged 1.7 $/barrel vs. 11.7 $/barrel in the comparative period mainly due to less favorable products crack spreads, pressured by weak demand, particularly in the industrial and construction sectors, and overcapacity (5.6 $/barrel in the nine months ‘24, representing a decrease vs. 9.4 $/barrel reported in the nine months ’23, a 40% decrease impacted by the trend recovered in the Q2 ‘24).

•	In Q3 ’24, throughputs on own accounts at Eni’s refineries in Italy were 3.29 mmtonnes, representing a decrease of 23% when compared to the same period of 2023, mainly reflecting lower volumes processed at Sannazzaro and Livorno refineries following the new set-up of the plant. Throughputs outside Italy decreased by 5% compared to Q3 ’23 following lower volumes processed at ADNOC Refinery. In the nine months ’24, throughputs decreased mainly in Italy (down by 17%) following the above-mentioned drivers.

Chemicals

•	Sales of chemical products were 0.81 mmtonnes in Q3 ’24, up by 6% compared to same period of the previous year. In the nine months ‘24, sales amounted to 2.43 mmtonnes, up by 4% vs. the nine months of ‘23.

•	Margins on polyethylene and styrenics decreased, due to weak commodity prices and competitive dynamics.

Power

•	Thermoelectric production amounted to 5.33 TWh in Q3 ’24, up by 3% year-on-year mainly due to a positive industrial performance and a favorable power market scenario (14.56 TWh in the nine months ‘24, representing a reduction of 6% compared to the same period of 2023, due to a negative power market scenario).

Results

Q2		Q3			Nine months
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
(102)	Proforma adjusted EBIT	(129)	274	..	(187)	488	..
98	Refining	31	433	(93)	313	740	(58)
53	of which: main JV/Associates	36	105	(66)	161	332	(52)
(222)	Chemicals	(193)	(198)	3	(583)	(377)	(55)
22	Power	33	39	(15)	83	125	(34)
(152)	Operating profit (loss) of subsidiaries	(902)	394	..	(902)	(444)	..
32	Exclusion of inventory holding (gains) losses	521	(287)		291	262
(35)	Exclusion of special items	216	62		263	338
(155)	Adjusted operating profit (loss) of subsidiaries	(165)	169	..	(348)	156	..
(117)	Adjusted profit (loss) before taxes	(139)	268	..	(235)	468	..
(77)	Adjusted net profit (loss)	(101)	146	..	(145)	294	..
221	Capital expenditure	178	142	25	510	436	17

•	In Q3 ’24, the Refining business delivered a proforma adjusted Ebit of €31 mln, lower than in Q3 ’23, due to significantly weaker refining margins. The result included the ADNOC R&GT contribution. In the nine months ’24, the business reported a proforma adjusted Ebit of €313 mln, below the nine months ’23 result as the above-mentioned weaker refining margins and lower throughputs.
•	The Chemical business, managed by Versalis, reported a proforma adjusted loss of €193 mln in Q3 ’24, slightly lower than the one incurred in Q3 ’23, amidst a continuing downturn in the European chemical sector, driven by macro headwinds and comparatively higher production costs in Europe vs other geographies, which reduced the competitiveness of Versalis productions with respect to US and Asian players in an oversupplied market. In the nine months ’24, proforma adjusted Ebit was a loss of €583 mln (€377 mln loss in the nine months ’23) reflecting exceptionally adverse market conditions.
•	The Power generation business from gas-fired plants reported a proforma adjusted Ebit of €33 mln in Q3 ’24, down by 15% year on year, mainly due to a lower demand expressed by the Italian Transmission System Operator in the ancillary services market. In the nine months ‘24, proforma adjusted Ebit was €83 mln, down by €42 mln compared to the nine months ‘23.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	Eni finalized its transformation, decarbonization and relaunch plan for its chemicals business first announced in March. The plan will involve about €2 bln of investment and lead to an approximately 1 mln tonnes CO2 emissions reduction, around 40% of Versalis’ total. Eni will invest in the development of new chemicals platforms in high value downstream activities such as renewables, circular and specialized products growing markets where Versalis has acquired a leading position while reducing exposure to basic chemicals. In addition, the transformation also includes developing new biorefining and energy storage manufacture on existing industrial sites. The plan is designed to recover profitability and to support a positive impact on employment aligning the business with Eni’s technology-driven strategy that focuses on energy transition businesses with competitive advantages.
•	In September, Versalis signed an agreement with Bridgestone and Gruppo BB&G aimed at establishing a closed-loop ecosystem to transform end-of-life tyres into new tyres. The partnership will develop a model for the creation of a scalable and increasingly sustainable supply chain.
•	In October, in line with the implementation of circular economy initiatives, Versalis, in collaboration with Vesta, launched the new brand “ReUp” in the home décor and interior design sector with the aim to produce and sale plastic solutions obtained in whole or in part from renewable or recycled sources.

Sustainability developments

The main achievements of the Group strategy aiming at improving the ESG performance of Eni’s industrial activities have been:

•	As part of our consolidated stewardship of water resources, the Company has committed reaching net positive water impact in at least 30% of operated sites with consumption of freshwater higher than 0.5 Mm3/year in areas subject to water stress by 2035 and has set the ambition to reach net positive impact in all its operated sites by 2050, basing on the principles of the Positive Water Impact endorsed by the CEO Water Mandate initiative.
•	On the occasion of the IEA-COP29 high-level event on Turning Methane Pledges Into Action, Eni has published its first dedicated “Methane Report 2024”, a milestone that underscores the company’s commitment to transparency and reducing global methane emissions, while reaffirming the goal of near zero methane emissions by 2030, basing on its track record of emissions reduction with Eni Group’s direct methane emissions more than halved over the past six years (2018-2023) and Upstream methane intensity of 0.06% placing Eni among the leaders in the industry.
•	Rating ESG: on the occasion of the yearly update (in August 2024) Moody’s ESG Solutions further improved Eni’s score and confirmed Eni positioning in the Advanced band, the highest one of the methodology, due to the relevant capabilities in managing ESG risks.

Group results

Q2		Q3			Nine months
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
21,715	Sales from operations	20,658	22,319	(7)	65,309	69,095	(5)
1,581	Operating profit (loss)	1,360	3,126	(56)	5,611	7,401	(24)
50	Exclusion of inventory holding (gains) losses	431	(250)		425	359
1,554	Exclusion of special items ⁽ᵃ⁾	651	138		2,618	3,276
3,185	Adjusted operating profit (loss)	2,442	3,014	(19)	8,654	11,036	(22)
922	main JV/Associates adjusted EBIT	958	939	2	2,969	3,018	(2)
4,107	Proforma adjusted EBIT	3,400	3,953	(14)	11,623	14,054	(17)
3,532	E&P	3,213	3,397	(5)	10,065	10,028
334	Global Gas & LNG Portfolio (GGP)	253	153	65	912	2,716	(66)
269	Enilive and Plenitude	317	466	(32)	1,006	1,071	(6)
(102)	Refining, Chemicals and Power	(129)	274	..	(187)	488	..
74	Corporate, other activities and consolidation adjustments	(254)	(337)		(173)	(249)
3,418	Adjusted profit (loss) before taxes	2,656	3,265	(19)	9,200	11,919	(23)
1,539	Adjusted net profit (loss)	1,292	1,837	(30)	4,429	6,718	(34)
695	Net profit (loss)	544	1,935	..	2,476	4,656	(47)
661	Net profit (loss) attributable to Eni's shareholders	522	1,916	..	2,394	4,598	(48)
37	Exclusion of inventory holding (gains) losses	309	(177)		305	259
821	Exclusion of special items ⁽ᵃ⁾	440	79		1,673	1,803
1,519	Adjusted net profit (loss) attributable to Eni's shareholders	1,271	1,818	(30)	4,372	6,660	(34)
(a) For further information see table "Breakdown of special items".

•	In Q3 ’24, the Group reported proforma adjusted Ebit of €3,400 mln, down by 14% compared to the corresponding year-ago quarter or €550 mln, due to deteriorated margins in the Refining business (down €400 mln), and a 5% decline in E&P (down by €180 mln) driven by lower realized prices, partly offset by production growth. In the nine months ‘24, the Group reported a proforma adjusted Ebit of €11,623 mln, down 17% compared to the nine months ’23, due to the GGP segment (down by 66% y-o-y) benefitting from a more favorable trading environment in 2023 following the then particularly better market conditions and contractual one-offs, and a continuing industry downturn in the downstream sectors affected by weak demand and competitive pressures in an oversupplied market. These trends were offset by a resilient E&P performance due to production growth (up by 4%).
•	In Q3 ’24 adjusted profit before taxes was €2,656 mln, €609 mln lower than the Q3 ’23, or 19%, reflecting the trend in the Group adjusted Ebit and lower net profits at Eni’s equity-accounted entities.
•	In Q3 ’24 adjusted net profit attributable to Eni’s shareholders of €1,271 mln was 30% lower than the Q3 ’23. Compared to a smaller 19% y-o-y reduction in the pre-tax profit level, the contraction in adjusted net profit was affected by an increased Group tax rate of 51.4% (up from 43.7% in the year-ago quarter) due to the prevailing effect of the Upstream foreign taxation and a reduced pre-tax contribution of other sectors generally operating in OECD jurisdiction with lower tax rate.
•	Nine months ’24 special items of €1,673 mln comprise non-cash charges for E&P asset write-downs of €980 mln after tax, driven by a re-prioritization of investment capital away from future phases of the development of marginal properties and instead a focus on the core projects in the portfolio consistent with strategy, partly mitigated by an agreement to share environmental expenses with an Italian operator and a gain on the divestment of E&P’s Nigeria onshore assets.

Net borrowings and cash flow from operations

Q2		Q3			Nine months
2024	(€ million)	2024	2023	Change	2024	2023	Change
695	Net profit (loss)	544	1,935	(1,391)	2,476	4,656	(2,180)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,991	- depreciation, depletion and amortization and other non monetary items	1,875	1,357	518	6,774	4,518	2,256
(165)	- net gains on disposal of assets	(382)	(11)	(371)	(566)	(429)	(137)
1,456	- dividends, interests and taxes	1,263	1,552	(289)	4,428	4,623	(195)
827	Changes in working capital related to operations	1,298	(140)	1,438	260	1,154	(894)
546	Dividends received by equity investments	305	342	(37)	1,409	1,682	(273)
(1,483)	Taxes paid	(1,735)	(1,378)	(357)	(4,554)	(4,767)	213
(296)	Interests (paid) received	(171)	(138)	(33)	(755)	(493)	(262)
4,571	Net cash provided by operating activities	2,997	3,519	(522)	9,472	10,944	(1,472)
(2,021)	Capital expenditure	(2,001)	(1,873)	(128)	(5,953)	(6,549)	596
(547)	Investments and acquisitions	(76)	(60)	(16)	(2,384)	(1,870)	(514)
399	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	1,059	51	1,008	1,686	540	1,146
(33)	Other cash flow related to investing activities	(852)	(278)	(574)	(804)	21	(825)
2,369	Free cash flow	1,127	1,359	(232)	2,017	3,086	(1,069)
11	Net cash inflow (outflow) related to financial activities	255	355	(100)	135	1,021	(886)
328	Changes in short and long-term financial debt	(2,063)	(2,076)	13	(619)	(648)	29
(362)	Repayment of lease liabilities	(262)	(195)	(67)	(933)	(670)	(263)
(908)	Dividends paid, share repurchases, changes in non-controlling interests and reserves	(1,370)	(1,327)	(43)	(2,856)	(3,335)	479
(48)	Issue of perpetual hybrid bond and interest payment	1,549		1,549	1,462	(87)	1,549
29	Effect of changes in consolidation and exchange differences of cash and cash equivalent	(89)	40	(129)	(44)	25	(69)
1,419	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(853)	(1,844)	991	(838)	(608)	(230)
3,907	Adjusted net cash before changes in working capital at replacement cost	2,898	3,369	(471)	10,701	12,892	(2,191)
Q2		Q3			Nine months
2024	(€ million)	2024	2023	Change	2024	2023	Change
2,369	Free cash flow	1,127	1,359	(232)	2,017	3,086	(1,069)
(362)	Repayment of lease liabilities	(262)	(195)	(67)	(933)	(670)	(263)
309	Net borrowings of acquired companies	(4)		(4)	(482)		(482)
	Net borrowings of divested companies		(8)	8		(155)	155
(591)	Exchange differences on net borrowings and other changes ⁽ᵃ⁾	(554)	(293)	(261)	(1,275)	(492)	(783)
(908)	Dividends paid and changes in non-controlling interest and reserves	(1,370)	(1,327)	(43)	(2,856)	(3,335)	479
(48)	Issue of perpetual hybrid bond and interest payment	1,549		1,549	1,462	(87)	1,549
769	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	486	(464)	950	(2,067)	(1,653)	(414)
362	Repayment of lease liabilities	262	195	67	933	670	263
(289)	Inception of new leases and other changes	(47)	(368)	321	(723)	(618)	(105)
842	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	701	(637)	1,338	(1,857)	(1,601)	(256)

(a) Includes payables due to suppliers recognized as financing payables because of the deferral of payment terms and incurred in connection with expenditures to purchase plant and equipment (€1,628 million and €672 million in the nine months '24 and '23; €572 million and €483 million in Q3 '24 and '23, respectively).

Net cash provided by operating activities in the nine months ’24 was €9,472 mln and included €1,409 mln of dividends distributed from Eni’s investments, mainly Azule Energy, Vår Energi and ADNOC R&GT. It also benefitted of a greater amount of trade receivables divested to financial institutions due in future reporting periods, compared to the fourth quarter ‘23 (up by about €0.4 bln).

Adjusted net cash before changes in working capital at replacement cost was €10,701 mln in the nine months ’24 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis.

In Q3 ‘24, cash flows relating to movements in the line item “issue of perpetual hybrid bond and interest payment” mainly included issuance of a perpetual subordinated hybrid bond (€1.59 bln) by one of the Group subsidiaries to specifically fund construction of FLNG vessels designated to be utilized on one of the Group’s major projects.

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q2		Q3			Nine months
2024	(€ million)	2024	2023	Change	2024	2023	Change
4,571	Net cash provided by operating activities	2,997	3,519	(522)	9,472	10,944	(1,472)
(827)	Changes in working capital related to operations	(1,298)	140	(1,438)	(260)	(1,154)	894
377	Exclusion of commodity derivatives	488	(152)	640	1,075	1,232	(157)
50	Exclusion of inventory holding (gains) losses	431	(250)	681	425	359	66
4,171	Net cash before changes in working capital at replacement cost	2,618	3,257	(639)	10,712	11,381	(669)
(264)	Extraordinary (gains) charges	280	112	168	(11)	1,511	(1,522)
3,907	Adjusted net cash before changes in working capital at replacement cost	2,898	3,369	(471)	10,701	12,892	(2,191)

Organic capex was €6.1 bln in the nine months ’24 (down 9.2% y-o-y). Net of organic capex, the free cash flow ante working capital was €4.6 bln.

Cash outflows for acquisitions net of divestments were about €0.6 bln. Acquisitions related to the upstream operator Neptune Energy (€2.3 bln including acquired net debt), Plenitude’s renewable assets, and a service stations network in Spain. Divestments comprised E&P Nigerian onshore assets, the sale of 10% of the share capital of Saipem, production licenses in Congo, as well as the Plenitude capital contribution of €0.6 bln following the finalization of the agreement with the EIP fund who acquired a minority interest (7.6%).

Net financial borrowings before IFRS 16 in the nine months ‘24 increased by around €2 bln due to the adjusted operating cash flow (€10.7 bln), the issuance of a hybrid bond (€1.6 bln) by one of the Group subsidiaries, net of adjusted working capital needs (around €1.3 bln), capex requirements of €6.1 bln, dividend payments to Eni’s shareholders and share repurchases of €3.4 bln (€1.1 bln of share repurchases and €2.3 bln of dividends relating to the third and fourth instalments of the 2023 dividend, and the first tranche of the ‘24 dividend), the net cash outflow related to acquisitions and divestments (€0.6 bln), payables due to suppliers in connection with expenditures to purchase plant and equipment (€1.6 bln) classified as finance debt due to deferral of payments terms, as well as the payment of lease liabilities and hybrid bond interest (€0.9 bln) and other changes (€0.3 bln).

As of October 18, 2024, around 63 mln shares have been purchased, for a cash outlay of €0.9 bln as part of the ‘24 buyback program.

Summarized Group Balance Sheet

(€ million)	Jan. 1, 2024	Sept. 30, 2024	Change

Fixed assets
Property, plant and equipment	56,299	57,071	772
Right of use	4,834	4,648	(186)
Intangible assets	6,379	6,448	69
Inventories - Compulsory stock	1,576	1,514	(62)
Equity-accounted investments and other investments	13,886	13,944	58
Receivables financing and securities held for operating purposes	996	1,002	6
Net payables related to capital expenditure	(2,031)	(1,428)	603
	81,939	83,199	1,260
Net working capital
Inventories	6,186	6,585	399
Trade receivables	13,184	9,400	(3,784)
Trade payables	(14,231)	(11,190)	3,041
Net tax assets (liabilities)	(2,112)	(2,576)	(464)
Provisions	(15,533)	(15,363)	170
Other current assets and liabilities	(892)	(695)	197
	(13,398)	(13,839)	(441)
Provisions for employee benefits	(748)	(693)	55

Assets held for sale including related liabilities	747	1,564	817
CAPITAL EMPLOYED, NET	68,540	70,231	1,691

Eni's shareholders equity	53,184	51,037	(2,147)
Non-controlling interest	460	2,441	1,981
Shareholders' equity	53,644	53,478	(166)

Net borrowings before lease liabilities ex IFRS 16	9,560	11,627	2,067
Lease liabilities	5,336	5,126	(210)
Net borrowings after lease liabilities ex IFRS 16	14,896	16,753	1,857
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,540	70,231	1,691
Leverage before lease liabilities ex IFRS 16		0.22
Leverage after lease liabilities ex IFRS 16		0.31
Gearing		0.24

As of September 30, 2024, fixed assets (€83.2 bln) increased by €1.3 bln from January 1, 2024, due to capital expenditures and the acquisition of the Neptune Energy Group. These positives were offset by the divestment of Nigerian onshore assets finalized in August ‘24, as well as negative exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.120, up 1.3% compared to 1.105 as of December 31, 2023), thus decreasing the book values of dollar-denominated assets, as well as DD&A impairment charges and write-offs.

Shareholders’ equity (€53.5 bln) was substantially unchanged from the end of 2023 due to the net profit for the period (€2.5 bln) and the issuance of a hybrid bond issued by a Group subsidiary (€1.6 bln) offset by shareholders remuneration of €3.4 bln (dividend distribution and share buyback) and negative foreign currency translation differences (about €0.7 bln) reflecting the depreciation of the USD vs. EUR. Non-controlling interests of €2.4 bln included as of September 30, 2024: i) a minority participating interest acquired by a private equity fund in the share capital of Plenitude (€0.4 bln); ii) a perpetual subordinated hybrid bond issued by a Group subsidiary (€1.6 bln) classified as equity since the Group retains an unconditional right to avoid transferring cash or other financial assets to the bondholders.

Net borrowings41F1F before lease liabilities as of September 30, 2024, amounted to €11.6 bln, up by €2.1 bln from January 1, 2024.

Leverage2F2F5 – the ratio of net borrowings to total equity before IFRS 16 – was 0.22 on September 30, 2024.

4 Details on net borrowings are furnished on page 28.

5 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 19 and subsequent.

Special items

The breakdown of pre-tax special items recorded in operating profit by segment (net charges of €2,618 mln and €651 mln in the nine months and Q3 ’24, respectively) is as follows:

•	E&P: net charges of €1,468 mln in the nine months ’24 (net charges of €65 mln in Q3 ‘24) mainly related to writedowns of oil&gas properties driven by alignment of a disposal group in Alaska to its fair value and a reserves revision at another oil asset; such assets review was part of a re-prioritization of investment capital away from future phases of the development of marginal properties and instead a focus on the core projects in the portfolio consistent with strategy.

•	GGP: net charges of €1,675 mln in the nine months ’24 (net charges of €357 mln in Q3 ‘24) relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charges of €1,532 mln and €504 mln in the nine months ’24 and Q3 ’24, respectively); and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (charges of €15 mln and gains of €43 mln in the nine months ’24 and Q3 ’24, respectively).

•	Enilive and Plenitude: net gains of €429 mln in the nine months ’24 (net charges of €2 mln in Q3 ‘24) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity.

•	Refining, Chemicals and Power: net charges of €263 mln in the nine months ’24 (net charges of €216 mln in Q3 ‘24) mainly related to the writedown of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in both the Refining and the Chemicals businesses (€286 mln and €118 mln in the two accounting periods, respectively), and other charges, which were offset by a gain of €184 mln due to an agreement covering certain environmental matters as described below.

•	Corporate and other activities: a net gain of €359 mln in the nine months ’24 (net charges of €11 mln in Q3 ’24) mainly related to the signing of a comprehensive agreement with an Italian operator enabling a 50-50 sharing of the environmental costs spent in several Italian sites which were jointly managed in late eighties’ – early nineties’ by the two partners, after that cleaning up and environmental activities have been fully carried out by or provisioned Eni at 100%.

The other special items in the nine months ‘24 related to gains in connection to the divestment of Nigerian onshore assets (€0.4 bln) and the sale of a 10% stake in the equity interests of Eni’s interest in Saipem (€0.2 bln).

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the third quarter and the nine months of 2024 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the second and third quarter of 2024, the nine months of 2024 and for the third quarter and the nine months of 2023. Information on the Company’s financial position relates to end of the periods as of September 30, 2024 and December 31, 2023.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2023 Annual Report on Form 20-F filed with the US SEC on April 5, 2024, which investors are urged to read.

From January 1, 2024, the benchmark refining margin “SERM” has been calculated based on a new methodology which considers a revised industrial set-up in connection with the planned restructuring of the Livorno plant and implemented optimizations of utilities consumption, as well as current trends in crude supplies building in a slate of both high-sulfur and low sulfur crudes. The restated values of the SERM indicator of the comparative 2023 quarters and 2024 full-year guidance are provided in the table below.

2023		First quarter		Second quarter		Third quarter		Fourth quarter		Full year expected 2024*
	($/bbl)	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology	past methodology	updated methodology
Standard Eni Refining Margin (SERM)		11.2	11.0	6.6	5.5	14.7	11.7	8.1	4.3	8.1	6.6

(*) As guided by the Company at the Capital Market Update of last March.

Basis of presentation

From January 1, 2024, the Eni segment information tracked by the management is articulated as follows:

•	Exploration & Production “E&P”;
•	Global Gas & LNG Portfolio “GGP”;
•	Enilive and Plenitude;
•	Refining , chemical activities managed by Versalis and Power (production of electricity from gas-fired plants);
•	Corporate, financial companies, business support companies, CCS activities and agribusiness.

The aggregation of Enilive (biorefining and retail sale of sustainable mobility products) and Plenitude (retail sale of energy commodities and value added services, production of electricity from renewable sources and management of the network of EV charging stations) in a single reporting segment is motivated by the fact that the two businesses exhibit similar economic characteristics, have a prevalent retail activity as customer-facing segments with a wide range of opportunities for cross-selling, as well as by the common strategic goal to decarbonize customers' CO2 emissions and the attractiveness of dedicated capital.

The Power business, given its less significant relevance in proportion to the Group's main economic and financial figures, has been aggregated with the operating segments with which it shares industrial similarities.

The re-segmentation of the adjusted operating profit for the comparative periods of 2023 is disclosed below:

2023		First quarter		Second quarter		Third quarter		Fourth quarter
	(€ million)	As published	As restated	As published	As restated	As published	As restated	As published	As restated
Adjusted operating profit (loss)		4,641	4,641	3,381	3,381	3,014	3,014	2,769	2,769
of which: E&P		2,806	2,806	2,077	2,077	2,620	2,620	2,431	2,431
GGP		1,372	1,372	1,087	1,087	111	111	677	677
Enilive, Refining and Chemicals		154		87		401		(87)
- Enilive		138		202		271		117
- Refining		125		(45)		328		33
- Chemicals		(109)		(70)		(198)		(237)
Plenitude & Power		186		165		219		111
- Plenitude		132		133		180		70
- Power		54		32		39		41
Enilive and Plenitude			270		335		451		187
- Enilive			138		202		271		117
- Plenitude			132		133		180		70
Refining, Chemicals and Power			70		(83)		169		(163)
- Refining			125		(45)		328		33
- Chemicals			(109)		(70)		(198)		(237)
- Power			54		32		39		41
Corporate and other activities		(151)	(151)	(107)	(107)	(165)	(165)	(228)	(228)
Impact of unrealized intragroup profit elimination		274	274	72	72	(172)	(172)	(135)	(135)

For purpose of IFRS statutory financial reporting, Enilive and Plenitude are presented as two separate reportable segment.

As anticipated on page 2, following a Company’s restructuring of key profit responsibilities the current Group segment information will be revised in Q4.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and the nine months of 2024 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Third Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,215	(112)	262	(902)	(163)	60	1,360
Exclusion of inventory holding (gains) losses			72	521		(162)	431
Exclusion of special items:
environmental charges (expense recovered from third-parties)	16		19	76			111
impairment losses (impairment reversals), net	14		2	118	6		140
net gains on disposal of assets	(5)		(1)	2			(4)
risk provisions				3			3
provision for redundancy incentives	5		1	5	2		13
commodity derivatives		504	(26)	10			488
exchange rate differences and derivatives	(9)	(153)	(1)	6	7		(150)
other	44	6	8	(4)	(4)		50
Special items of operating profit (loss)	65	357	2	216	11		651
Adjusted operating profit (loss) of subsidiaries (a)	2,280	245	336	(165)	(152)	(102)	2,442
main JV/Associates adjusted EBIT (b)	933	8	(19)	36			958
Proforma adjusted EBIT (c)=(a)+(b)	3,213	253	317	(129)	(152)	(102)	3,400
Finance expenses and dividends of subsidiaries (d)	(56)		(13)	9	(1)		(61)
Finance expenses and dividends of main JV/associates (e)	(111)	2	(6)	(23)			(138)
Income taxes of main JV/associates (f)	(543)	(2)	(4)	4			(545)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	279	8	(29)	17			275
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,503	253	294	(139)	(153)	(102)	2,656
Income taxes (i)	(1,255)	(107)	(106)	38	38	28	(1,364)
Tax rate (%)							51.4
Adjusted net profit (loss) (j)=(h)+(i)	1,248	146	188	(101)	(115)	(74)	1,292
of which:
- Adjusted net profit (loss) of non-controlling interest							21
- Adjusted net profit (loss) attributable to Eni's shareholders							1,271

Reported net profit (loss) attributable to Eni's shareholders							522
Exclusion of inventory holding (gains) losses							309
Exclusion of special items							440

Adjusted net profit (loss) attributable to Eni's shareholders							1,271

(€ million)
Third Quarter 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,542	324	312	394	(161)	(285)	3,126
Exclusion of inventory holding (gains) losses			(76)	(287)		113	(250)
Exclusion of special items:
environmental charges	54		3	58			115
impairment losses (impairment reversals), net	(27)		1	55	7		36
net gains on disposal of assets				(4)			(4)
risk provisions	14			1	2		17
provision for redundancy incentives	4		2	1	3		10
commodity derivatives		(313)	209	(48)			(152)
exchange rate differences and derivatives	4	8		(6)	(1)		5
other	29	92		5	(15)		111
Special items of operating profit (loss)	78	(213)	215	62	(4)		138
Adjusted operating profit (loss) of subsidiaries (a)	2,620	111	451	169	(165)	(172)	3,014
main JV/Associates adjusted EBIT (b)	777	42	15	105			939
Proforma adjusted EBIT (c)=(a)+(b)	3,397	153	466	274	(165)	(172)	3,953
Finance expenses and dividends of subsidiaries (d)	(61)	(5)	(27)	(4)	10		(87)
Finance expenses and dividends of main JV/associates (e)	(94)	1	(2)				(95)
Income taxes of main JV/associates (f)	(472)	(32)		(2)			(506)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	211	11	13	103			338
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,770	117	437	268	(155)	(172)	3,265
Income taxes (i)	(1,241)	(42)	(134)	(122)	62	49	(1,428)
Tax rate (%)			303.0				43.7
Adjusted net profit (loss) (j)=(h)+(i)	1,529	75	303	146	(93)	(123)	1,837
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni's shareholders							1,818

Reported net profit (loss) attributable to Eni's shareholders							1,916
Exclusion of inventory holding (gains) losses							(177)
Exclusion of special items							79

Adjusted net profit (loss) attributable to Eni's shareholders							1,818

(€ million)
Nine months 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	5,779	(794)	1,392	(902)	96	40	5,611
Exclusion of inventory holding (gains) losses			84	291		50	425
Exclusion of special items:
environmental charges (expense recovered from third-parties)	18		23	(35)	(385)		(379)
impairment losses (impairment reversals), net	1,329		9	286	19		1,643
net gains on disposal of assets	(6)			4	(1)		(3)
risk provisions	9			3	4		16
provision for redundancy incentives	14		3	12	19		48
commodity derivatives		1,532	(466)	9			1,075
exchange rate differences and derivatives	(23)	(46)	(2)	16	9		(46)
other	127	189	4	(32)	(24)		264
Special items of operating profit (loss)	1,468	1,675	(429)	263	(359)		2,618
Adjusted operating profit (loss) of subsidiaries (a)	7,247	881	1,047	(348)	(263)	90	8,654
main JV/Associates adjusted EBIT (b)	2,818	31	(41)	161			2,969
Proforma adjusted EBIT (c)=(a)+(b)	10,065	912	1,006	(187)	(263)	90	11,623
Finance expenses and dividends of subsidiaries (d)	(213)	(4)	(37)	(8)	(115)		(377)
Finance expenses and dividends of main JV/associates (e)	(318)	12	(22)	(53)			(381)
Income taxes of main JV/associates (f)	(1,667)	(8)	(3)	13			(1,665)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	833	35	(66)	121			923
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	7,867	912	944	(235)	(378)	90	9,200
Income taxes (i)	(4,211)	(377)	(325)	90	77	(25)	(4,771)
Tax rate (%)							51.9
Adjusted net profit (loss) (j)=(h)+(i)	3,656	535	619	(145)	(301)	65	4,429
of which:
- Adjusted net profit (loss) of non-controlling interest							57
- Adjusted net profit (loss) attributable to Eni's shareholders							4,372

Reported net profit (loss) attributable to Eni's shareholders							2,394
Exclusion of inventory holding (gains) losses							305
Exclusion of special items							1,673

Adjusted net profit (loss) attributable to Eni's shareholders							4,372

(€ million)
Nine months 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	7,086	1,138	264	(444)	(622)	(21)	7,401
Exclusion of inventory holding (gains) losses			(98)	262		195	359
Exclusion of special items:
environmental charges	90		8	132	174		404
impairment losses (impairment reversals), net	182		8	219	16		425
net gains on disposal of assets	3			(7)			(4)
risk provisions	7			16	10		33
provision for redundancy incentives	12	1	5	6	16		40
commodity derivatives		374	878	(20)			1,232
exchange rate differences and derivatives	17		(1)	18	1		35
other	106	1,057	(8)	(26)	(18)		1,111
Special items of operating profit (loss)	417	1,432	890	338	199		3,276
Adjusted operating profit (loss) of subsidiaries (a)	7,503	2,570	1,056	156	(423)	174	11,036
main JV/Associates adjusted EBIT (b)	2,525	146	15	332			3,018
Proforma adjusted EBIT (c)=(a)+(b)	10,028	2,716	1,071	488	(423)	174	14,054
Finance expenses and dividends of subsidiaries (d)	(112)	(6)	(51)	(15)	(111)		(295)
Finance expenses and dividends of main JV/associates (e)	(140)	8	(2)				(134)
Income taxes of main JV/associates (f)	(1,588)	(113)		(5)			(1,706)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	797	41	13	327			1,178
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	8,188	2,605	1,018	468	(534)	174	11,919
Income taxes (i)	(4,095)	(723)	(314)	(174)	152	(47)	(5,201)
Tax rate (%)							43.6
Adjusted net profit (loss) (j)=(h)+(i)	4,093	1,882	704	294	(382)	127	6,718
of which:
- Adjusted net profit (loss) of non-controlling interest							58
- Adjusted net profit (loss) attributable to Eni's shareholders							6,660

Reported net profit (loss) attributable to Eni's shareholders							4,598
Exclusion of inventory holding (gains) losses							259
Exclusion of special items							1,803

Adjusted net profit (loss) attributable to Eni's shareholders							6,660

(€ million)
Second Quarter 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,345	(572)	539	(152)	399	22	1,581
Exclusion of inventory holding (gains) losses			(6)	32		24	50
Exclusion of special items:
environmental charges	5		(3)	(134)	(385)		(517)
impairment losses (impairment reversals), net	1,297		7	123	8		1,435
net gains on disposal of assets			1	2	(1)		2
risk provisions	9				4		13
provision for redundancy incentives	5		2	5	4		16
commodity derivatives		643	(257)	(9)			377
exchange rate differences and derivatives	8	69	(1)	(5)	2		73
other	(30)	203	2	(17)	(3)		155
Special items of operating profit (loss)	1,294	915	(249)	(35)	(371)		1,554
Adjusted operating profit (loss) of subsidiaries (a)	2,639	343	284	(155)	28	46	3,185
main JV/Associates adjusted EBIT (b)	893	(9)	(15)	53			922
Proforma adjusted EBIT (c)=(a)+(b)	3,532	334	269	(102)	28	46	4,107
Finance expenses and dividends of subsidiaries (d)	(59)	(2)	(16)	1	(28)		(104)
Finance expenses and dividends of main JV/associates (e)	(90)	6	(9)	(26)			(119)
Income taxes of main JV/associates (f)	(499)	22	1	10			(466)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	304	19	(23)	37			337
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,884	360	245	(117)		46	3,418
Income taxes (i)	(1,606)	(175)	(102)	40	(26)	(10)	(1,879)
Tax rate (%)							55.0
Adjusted net profit (loss) (j)=(h)+(i)	1,278	185	143	(77)	(26)	36	1,539
of which:
- Adjusted net profit (loss) of non-controlling interest							20
- Adjusted net profit (loss) attributable to Eni's shareholders							1,519

Reported net profit (loss) attributable to Eni's shareholders							661
Exclusion of inventory holding (gains) losses							37
Exclusion of special items							821

Adjusted net profit (loss) attributable to Eni's shareholders							1,519

Breakdown of special items

Q2		Q3		Nine months
2024	(€ million)	2024	2023	2024	2023
(517)	Environmental charges (expense recovered from third-parties)	111	115	(379)	404
1,435	Impairment losses (impairment reversals), net	140	36	1,643	425
2	Net gains on disposal of assets	(4)	(4)	(3)	(4)
13	Risk provisions	3	17	16	33
16	Provisions for redundancy incentives	13	10	48	40
377	Commodity derivatives	488	(152)	1,075	1,232
73	Exchange rate differences and derivatives	(150)	5	(46)	35
155	Other	50	111	264	1,111
1,554	Special items of operating profit (loss)	651	138	2,618	3,276
(87)	Net finance (income) expense	242	(2)	125	(26)
	of which:
(73)	- exchange rate differences and derivatives reclassified to operating profit (loss)	150	(5)	46	(35)
(171)	Net income (expense) from investments	(316)	(59)	(413)	(766)
	of which:
	- gain on the SeaCorridor deal				(824)
(166)	- gain on the sale of a 10% stake in Saipem			(166)
	- net gains on the divestment of Nigerian onshore assets	(371)		(371)
(489)	Income taxes	(138)	2	(682)	(681)
807	Total special items of net profit (loss)	439	79	1,648	1,803
	attributable to:
821	- Eni's shareholders	440	79	1,673	1,803
(14)	- Non-controlling interest	(1)		(25)

Reconciliation of Group proforma adjusted EBIT

Q2		Q3			Nine months
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
2,639	E&P adjusted Ebit of consolidated subsidiaries	2,280	2,620	(13)	7,247	7,503	(3)
893	main JV/Associates adjusted Ebit	933	777	20	2,818	2,525	12
3,532	E&P proforma adjusted Ebit	3,213	3,397	(5)	10,065	10,028	-
343	GGP adjusted Ebit of consolidated subsidiaries	245	111	..	881	2,570	(66)
(9)	main JV/Associates adjusted Ebit	8	42	(81)	31	146	(79)
334	GGP proforma adjusted Ebit	253	153	65	912	2,716	(66)
284	Enilive and Plenitude adjusted Ebit of consolidated subsidiaries	336	451	(25)	1,047	1,056	(1)
(15)	main JV/Associates adjusted Ebit	(19)	15		(41)	15
269	Enilive and Plenitude proforma adjusted Ebit	317	466	(32)	1,006	1,071	(6)
(155)	Refining, Chemicals and Power adjusted Ebit of consolidated subsidiaries	(165)	169	..	(348)	156	..
53	main JV/Associates adjusted Ebit	36	105	(66)	161	332	(52)
(102)	Refining, Chemicals and Power proforma adjusted Ebit	(129)	274	..	(187)	488	..
28	Other segments adjusted Ebit	(152)	(165)	8	(263)	(423)	38
46	Impact of unrealized intragroup profit elimination	(102)	(172)		90	174
4,107	Group proforma adjusted Ebit(a)	3,400	3,953	(14)	11,623	14,054	(17)

(a) Main JV/Associates are Vår Energi, Azule Energy, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

Profit and loss reconciliation GAAP vs Non-GAAP

Third Quarter					2024	Nine months
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,360	431	801	(150)	2,442	Operating profit	5,611	425	2,664	(46)	8,654
(346)		92	150	(104)	Finance income (expense)	(664)		79	46	(539)
634		(316)		318	Income (expense) from investments	1,498		(413)		1,085
(1,104)	(122)	(138)		(1,364)	Income taxes	(3,969)	(120)	(682)		(4,771)
544	309	439		1,292	Net profit	2,476	305	1,648		4,429
22		(1)		21	- Non-controlling interest	82		(25)		57
522	309	440		1,271	Net profit attributable to Eni's shareholders	2,394		1,673		4,372

Third Quarter					2023	Nine months
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

3,126	(250)	133	5	3,014	Operating profit	7,401	359	3,241	35	11,036
(120)		3	(5)	(122)	Finance income (expense)	(363)		9	(35)	(389)
432		(59)		373	Income (expense) from investments	2,038		(766)		1,272
(1,503)	73	2		(1,428)	Income taxes	(4,420)	(100)	(681)		(5,201)
1,935	(177)	79		1,837	Net profit	4,656	259	1,803		6,718
19				19	- Non-controlling interest	58				58
1,916	(177)	79		1,818	Net profit attributable to Eni's shareholders	4,598	259	1,803		6,660

2024	Q2
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	1,581	50	1,481	73	3,185
Finance income (expense)	(102)		(14)	(73)	(189)
Income (expense) from investments	593		(171)		422
Income taxes	(1,377)	(13)	(489)		(1,879)
Net profit	695	37	807		1,539
- Non-controlling interest	34		(14)		20
Net profit attributable to Eni's shareholders	661	37	821		1,519

Analysis of Profit and Loss account items

Sales from operations

Q2		Q3			Nine months
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
6,299	Exploration & Production	5,693	6,004	(5)	17,600	17,569	-
2,603	Global Gas & LNG Portfolio	3,256	3,001	8	10,259	14,689	(30)
7,434	Enilive and Plenitude	7,379	8,246	(11)	23,335	24,548	(5)
14,057	Refining, Chemicals and Power	12,208	14,210	(14)	38,863	38,970	-
509	Corporate and other activities	503	458	10	1,490	1,394	7
(9,187)	Consolidation adjustments	(8,381)	(9,600)		(26,238)	(28,075)
21,715		20,658	22,319	(7)	65,309	69,095	(5)

Operating expenses

Q2		Q3			Nine months
2024	(€ million)	2024	2023	% Ch.	2024	2023	% Ch.
17,087	Purchases, services and other	16,833	16,944	(1)	51,281	54,051	(5)
25	Impairment losses (impairment reversals) of trade and other receivables, net	(2)	50	..	74	110	(33)
822	Payroll and related costs	818	663	23	2,479	2,203	13
16	of which: provision for redundancy incentives and other	13	10		48	40
17,934		17,649	17,657	-	53,834	56,364	(4)

DD&A, impairments, reversals and write-off

Q2		Q3			Nine months
2024	(€ million)	2024	2023	var%	2024	2023	% Ch.
1,569	Exploration & Production	1,482	1,443	3	4,667	4,539	3
58	Global Gas & LNG Portfolio	62	58	7	180	171	5
176	Enilive and Plenitude	177	167	6	517	487	6
72	- Enilive	72	66	9	210	188	12
104	- Plenitude	105	101	4	307	299	3
96	Refining, Chemicals and Power	94	77	22	280	224	25
37	Corporate and other activities	36	32	13	109	98	11
(8)	Impact of unrealized intragroup profit elimination	(9)	(8)		(25)	(25)
1,928	Total depreciation, depletion and amortization	1,842	1,769	4	5,728	5,494	4
1,435	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	140	36	..	1,643	425	..
3,363	Depreciation, depletion, amortization, impairments and reversals	1,982	1,805	10	7,371	5,919	25
70	Write-off of tangible and intangible assets	57	85	(33)	160	220	(27)
3,433		2,039	1,890	8	7,531	6,139	23

Income (expense) from investments

(€ million)
Nine months 2024	Exploration & Production	Global Gas & LNG Portfolio	Enilive and Plenitude	Refining, Chemicals and Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	775	34	(71)	81	(28)	791
Dividends	102	1	3	23	1	130
Net gains (losses) on disposals	372			7	184	563
Other income (expense), net	37	(18)			(5)	14
	1,286	17	(68)	111	152	1,498

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Jan. 1, 2024	Sept. 30, 2024	Change
Total debt	28,729	30,141	1,412
- Short-term debt	7,013	8,275	1,262
- Long-term debt	21,716	21,866	150
Cash and cash equivalents	(10,193)	(9,367)	826
Financial assets measured at fair value through profit or loss	(6,782)	(6,543)	239
Financing receivables held for non-operating purposes	(2,194)	(2,604)	(410)
Net borrowings before lease liabilities ex IFRS 16	9,560	11,627	2,067
Lease Liabilities	5,336	5,126	(210)
- of which Eni working interest	4,856	4,647	(209)
- of which Joint operators' working interest	480	479	(1)
Net borrowings after lease liabilities ex IFRS 16	14,896	16,753	1,857
Shareholders' equity including non-controlling interest	53,644	53,478	(166)
Leverage before lease liability ex IFRS 16		0.22
Leverage after lease liability ex IFRS 16		0.31

Consolidated financial statements

BALANCE SHEET

(€ million)
	Sept. 30, 2024	Dec. 31, 2023
ASSETS
Current assets
Cash and cash equivalents	9,367	10,193
Financial assets measured at fair value through profit or loss	6,543	6,782
Other financial assets	988	896
Trade and other receivables	13,547	16,551
Inventories	6,585	6,186
Income tax assets	716	460
Other assets	3,857	5,637
	41,603	46,705
Non-current assets
Property, plant and equipment	57,071	56,299
Right of use assets	4,648	4,834
Intangible assets	6,448	6,379
Inventory - compulsory stock	1,514	1,576
Equity-accounted investments	12,636	12,630
Other investments	1,308	1,256
Other financial assets	2,618	2,301
Deferred tax assets	4,424	4,482
Income tax assets	141	142
Other assets	3,960	3,393
	94,768	93,292
Assets held for sale	2,992	2,609
TOTAL ASSETS	139,363	142,606
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	4,012	4,092
Current portion of long-term debt	4,263	2,921
Current portion of long-term lease liabilities	1,074	1,128
Trade and other payables	17,472	20,654
Income taxes payable	851	1,685
Other liabilities	5,148	5,579
	32,820	36,059
Non-current liabilities
Long-term debt	21,937	21,716
Long-term lease liabilities	4,052	4,208
Provisions for contingencies	15,363	15,533
Provisions for employee benefits	693	748
Deferred tax liabilities	5,180	4,702
Income taxes payable	24	38
Other liabilities	4,388	4,096
	51,637	51,041
Liabilities directly associated with assets held for sale	1,428	1,862
TOTAL LIABILITIES	85,885	88,962
Share capital	4,005	4,005
Retained earnings	34,126	32,988
Cumulative currency translation differences	4,605	5,238
Other reserves and equity instruments	7,982	8,515
Treasury shares	(2,075)	(2,333)
Net profit (loss)	2,394	4,771
Total Eni shareholders' equity	51,037	53,184
Non-controlling interest	2,441	460
TOTAL SHAREHOLDERS' EQUITY	53,478	53,644
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	139,363	142,606

GROUP PROFIT AND LOSS ACCOUNT

Q2		Q3		Nine months
2024	(€ million)	2024	2023	2024	2023
21,715	Sales from operations	20,658	22,319	65,309	69,095
1,342	Other income and revenues	358	331	1,933	745
23,057	Total revenues	21,016	22,650	67,242	69,840
(17,087)	Purchases, services and other	(16,833)	(16,944)	(51,281)	(54,051)
(25)	Impairment reversals (impairment losses) of trade and other receivables, net	2	(50)	(74)	(110)
(822)	Payroll and related costs	(818)	(663)	(2,479)	(2,203)
(109)	Other operating (expense) income	32	23	(266)	64
(1,928)	Depreciation, Depletion and Amortization	(1,842)	(1,769)	(5,728)	(5,494)
(1,435)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(140)	(36)	(1,643)	(425)
(70)	Write-off of tangible and intangible assets	(57)	(85)	(160)	(220)
1,581	OPERATING PROFIT (LOSS)	1,360	3,126	5,611	7,401
1,391	Finance income	1,650	1,874	4,480	5,070
(1,610)	Finance expense	(2,054)	(2,126)	(5,489)	(5,678)
75	Net finance income (expense) from financial assets measured at fair value through profit or loss	117	128	319	253
42	Derivative financial instruments	(59)	4	26	(8)
(102)	FINANCE INCOME (EXPENSE)	(346)	(120)	(664)	(363)
350	Share of profit (loss) of equity-accounted investments	180	357	791	1,048
243	Other gain (loss) from investments	454	75	707	990
593	INCOME (EXPENSE) FROM INVESTMENTS	634	432	1,498	2,038
2,072	PROFIT (LOSS) BEFORE INCOME TAXES	1,648	3,438	6,445	9,076
(1,377)	Income taxes	(1,104)	(1,503)	(3,969)	(4,420)
695	Net profit (loss)	544	1,935	2,476	4,656
	attributable to:
661	- Eni's shareholders	522	1,916	2,394	4,598
34	- Non-controlling interest	22	19	82	58

	Earnings per share (€ per share)
0.20	- basic	0.16	0.57	0.73	1.36
0.19	- diluted	0.16	0.57	0.72	1.35
	Weighted average number of shares outstanding (million)
3,191.4	- basic	3,160.1	3,290.2	3,184.2	3,324.3
3,254.4	- diluted	3,223.1	3,300.0	3,247.1	3,334.2

COMPREHENSIVE INCOME (LOSS)

	Q3		Nine months
(€ million)	2024	2023	2024	2023
Net profit (loss)	544	1,935	2,476	4,656
Items that are not reclassified to profit or loss in later periods		14	(3)	29
Remeasurements of defined benefit plans			8
Share of other comprehensive income on equity accounted entities			1
Change in the fair value of interests with effects on other comprehensive income	1	14	(10)	29
Taxation	(1)		(2)
Items that may be reclassified to profit in later periods	(2,553)	1,097	(944)	666
Currency translation differences	(2,383)	1,344	(682)	350
Change in the fair value of cash flow hedging derivatives	(280)	(300)	(344)	406
Share of other comprehensive income on equity-accounted entities	28	(36)	(18)	28
Taxation	82	89	100	(118)
Total other items of comprehensive income (loss)	(2,553)	1,111	(947)	695
Total comprehensive income (loss)	(2,009)	3,046	1,529	5,351
attributable to:
- Eni's shareholders	(1,982)	3,027	1,494	5,293
- Non-controlling interest	(27)	19	35	58

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2023		55,230
Total comprehensive income (loss)	5,351
Dividends paid to Eni's shareholders	(2,259)
Dividends distributed by consolidated subsidiaries	(32)
Coupon of perpetual subordinated bonds	(87)
Net purchase of treasury shares	(1,038)
Issue of convertible bond	79
Tax on hybrid bond coupon	25
Other changes	15
Total changes		2,054
Shareholders' equity at September 30, 2023		57,284
attributable to:
- Eni's shareholders		56,847
- Non-controlling interest		437

Shareholders' equity at January 1, 2024		53,644
Total comprehensive income (loss)	1,529
Dividends paid to Eni's shareholders	(2,288)
Dividends distributed by consolidated subsidiaries	(50)
Issue of perpetual hybrid bonds	1,610
Coupon of perpetual subordinated bonds	(87)
Put option on Plenitude	(387)
Net purchase of treasury shares	(1,117)
Plenitude operation - disposal to EIP	588
Costs for the issue of perpetual hybrid bonds	(25)
Taxes on hybrid bond coupon	25
Other changes	36
Total changes		(166)
Shareholders' equity at September 30, 2024		53,478
attributable to:
- Eni's shareholders		51,037
- Non-controlling interest		2,441

GROUP CASH FLOW STATEMENT

Q2		Q3		Nine months
2024	(€ million)	2024	2023	2024	2023
695	Net profit (loss)	544	1,935	2,476	4,656
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,928	Depreciation, depletion and amortization	1,842	1,769	5,728	5,494
1,435	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	140	36	1,643	425
70	Write-off of tangible and intangible assets	57	85	160	220
(350)	Share of (profit) loss of equity-accounted investments	(180)	(357)	(791)	(1,048)
(165)	Gains on disposal of assets, net	(382)	(11)	(566)	(429)
(76)	Dividend income	(45)	(69)	(130)	(161)
(119)	Interest income	(109)	(135)	(347)	(371)
274	Interest expense	313	253	936	735
1,377	Income taxes	1,104	1,503	3,969	4,420
(28)	Other changes	80	(107)	129	(527)
827	Cash flow from changes in working capital	1,298	(140)	260	1,154
(466)	- inventories	113	(1,025)	(337)	1,038
2,224	- trade receivables	1,615	(615)	4,072	5,428
(212)	- trade payables	(1,260)	764	(3,211)	(7,680)
(184)	- provisions for contingencies	(57)	(16)	(358)	(156)
(535)	- other assets and liabilities	887	752	94	2,524
(64)	Net change in the provisions for employee benefits	(64)	(69)	(95)	(46)
546	Dividends received	305	342	1,409	1,682
70	Interest received	69	101	239	254
(366)	Interest paid	(240)	(239)	(994)	(747)
(1,483)	Income taxes paid, net of tax receivables received	(1,735)	(1,378)	(4,554)	(4,767)
4,571	Net cash provided by operating activities	2,997	3,519	9,472	10,944
(2,790)	Cash flow from investing activities	(2,539)	(2,438)	(8,965)	(8,716)
(1,901)	- tangible assets	(1,884)	(1,806)	(5,605)	(6,357)
(3)	- prepaid right of use	(2)		(5)
(120)	- intangible assets	(117)	(67)	(348)	(192)
(373)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(2)		(1,844)	(628)
(174)	- investments	(74)	(60)	(540)	(1,242)
(20)	- securities and financing receivables held for operating purposes	(47)	(54)	(96)	(202)
(199)	- change in payables in relation to investing activities	(413)	(451)	(527)	(95)
588	Cash flow from disposals	669	278	1,510	858
3	- tangible assets	6	25	219	67
2	- intangible assets	17		19	32
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	991	15	991	395
394	- investments	45	11	457	46
(2)	- securities and financing receivables held for operating purposes	23	7	43	31
191	- change in receivables in relation to disposals	(413)	220	(219)	287
11	Net change in receivables and securities not held for operating purposes	255	355	135	1,021
(2,191)	Net cash used in investing activities	(1,615)	(1,805)	(7,320)	(6,837)

GROUP CASH FLOW STATEMENT (continued)

Q2		Q3		Nine months
2024	(€ million)	2024	2023	2024	2023
2,070	Increase in long-term debt	66	921	3,366	4,971
(1,253)	Payment of long-term debt	(1,030)	(2,374)	(3,618)	(2,883)
(362)	Payment of lease liabilities	(262)	(195)	(933)	(670)
(489)	Increase (decrease) in short-term financial debt	(1,099)	(623)	(367)	(2,736)
(728)	Dividends paid to Eni's shareholders	(779)	(790)	(2,274)	(2,299)
(14)	Dividends paid to non-controlling interests	(16)	(9)	(45)	(29)
2	Net capital issuance from non-controlling interest	(1)		589	(16)
	Disposal (acquisition) of additional interests in consolidated subsidiaries	(4)		(4)	(57)
(168)	Net purchase of treasury shares	(570)	(607)	(1,136)	(1,013)
	Issue of perpetual hybrid bonds	1,549		1,549
	Other contributions		79	14	79
(48)	Interest payment of perpetual hybrid bond			(87)	(87)
(990)	Net cash used in financing activities	(2,146)	(3,598)	(2,946)	(4,740)
29	Effect of exchange rate changes on cash and cash equivalents and other changes	(89)	40	(44)	25
1,419	Net increase (decrease) in cash and cash equivalents	(853)	(1,844)	(838)	(608)
8,801	Cash and cash equivalents - beginning of the period	10,220	11,417	10,205	10,181
10,220	Cash and cash equivalents - end of the period	9,367	9,573	9,367	9,573

Capital expenditure

Q2		Q3			Nine months
2024	(€ million)	2024	2023	var %	2024	2023	% Ch.
1,320	Exploration & Production	1,384	1,425	(3)	4,269	5,324	(20)
102	of which: - exploration	67	203	(67)	347	569	(39)
1,208	- oil & gas development	1,304	1,213	8	3,893	4,724	(18)
4	Global Gas & LNG Portfolio	10	4	..	15	10	50
397	Enilive and Plenitude	288	205	40	890	572	56
88	- Enilive	98	81	21	219	189	16
309	- Plenitude	190	124	53	671	383	75
221	Refining, Chemicals and Power	178	142	25	510	436	17
130	- Refining	113	77	47	300	254	18
65	- Chemicals	53	41	29	158	110	44
26	- Power	12	24	(50)	52	72	(28)
81	Corporate and other activities	149	104	43	286	218	31
(2)	Impact of unrealized intragroup profit elimination	(8)	(7)		(17)	(11)
2,021	Capital expenditure ⁽ᵃ⁾	2,001	1,873	7	5,953	6,549	(9)

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€572 million and €483 million in the third quarter 2024 and 2023, respectively, €1,628 million and €672 million in the nine months 2024 and the nine months 2023, respectively ).

In the nine months ’24, capital expenditure amounted to €5,953 mln (€6,549 mln in the nine months ’23) decreasing by 9% y-o-y, in particular:

•	in the Exploration & Production, capital expenditure was mainly related to oil and gas development activities (€3,893 mln) in particular in Côte d'Ivoire, Congo, Italy, Egypt, Iraq, Libya, Algeria, Kazakhstan and the United Arab Emirates;

•	in the Enilive and Plenitude segment, Plenitude’s capital expenditure (€671 mln) mainly related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€219 mln) were related to biorefineries and biomethane activities, as well as HSE initiatives and marketing activity for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

•	in the Refining, Chemicals and Power segment mainly related to traditional refining in Italy (€300 mln) relating to the new Livorno biorefinery, maintenance and stay-in-business and in the chemical business (€158 mln) to circular economy and asset integrity;

•	the Corporate’s capital expenditure were mainly addressed to the CCUS and agro-biofeedstock projects (€123 mln).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Q2			Q3		Nine months
2024			2024	2023	2024	2023
64	Italy	(kboe/d)	60	68	64	70
248	Rest of Europe		225	172	247	175
318	North Africa		299	286	309	284
295	Egypt		277	313	288	323
300	Sub-Saharan Africa		309	308	304	295
156	Kazakhstan		150	147	157	158
197	Rest of Asia		204	187	202	182
131	Americas		134	144	130	142
3	Australia and Oceania		3	10	3	8
1,712	Production of oil and natural gas (a)(b)		1,661	1,635	1,704	1,637
391	- of which Joint Ventures and associates		380	330	388	325
146	Production sold (a)	(mmboe)	138	135	426	401

PRODUCTION OF LIQUIDS BY REGION

Q2			Q3		Nine months
2024			2024	2023	2024	2023
26	Italy	(kbbl/d)	27	28	27	29
135	Rest of Europe		127	105	135	103
121	North Africa		114	117	118	122
62	Egypt		61	67	62	69
168	Sub-Saharan Africa		175	172	174	169
112	Kazakhstan		107	105	111	112
87	Rest of Asia		94	87	90	86
66	Americas		70	77	66	75
-	Australia and Oceania		-	-	-	-
777	Production of liquids		775	758	783	765
209	- of which Joint Ventures and associates		205	183	210	178

PRODUCTION OF NATURAL GAS BY REGION

Q2			Q3		Nine months
2024			2024	2023	2024	2023
197	Italy	(mmcf/d)	178	210	193	215
592	Rest of Europe		513	353	587	378
1,033	North Africa		972	882	1,000	846
1,219	Egypt		1,133	1,291	1,186	1,329
688	Sub-Saharan Africa		698	711	679	659
229	Kazakhstan		222	222	238	242
572	Rest of Asia		576	521	584	504
343	Americas		332	351	339	351
15	Australia and Oceania		14	49	15	39
4,888	Production of natural gas		4,638	4,590	4,821	4,563
953	- of which Joint Ventures and associates		916	771	934	770

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (125 and 119 kboe/d in the third quarter of 2024 and 2023, respectively, 125 and 125 kboe/d in the nine months of 2024 and 2023, respectively, and 125 kboe/d in the second quarter of 2024).